EXHIBIT 12

COLGATE-PALMOLIVE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions Except Per Share Amounts)

(Unaudited)

Three Months Ended March 31, 2003

Income before income taxes	$476.5

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	35.0

Portion of rents representative of interest factor	8.2

Income as adjusted	$519.7

Fixed charges:

Interest on indebtedness and amortization of debt expense and discount or premium	$35.0

Portion of rents representative of interest factor	8.2

Capitalized interest	0.9

Total fixed charges	$44.1

Ratio of earnings to fixed charges	11.8

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